United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Communication of transaction with related party

Rio de Janeiro, August 27, 2024 – Vale S.A. ("Vale" or "Company"), in accordance with Article 33, item XXXII, of CVM Resolution No. 80, dated March 29, 2022, hereby announces the following transaction with a related party.

Related party’s name	Cosan Lubrificantes e Especialidades S.A. (“Cosan”) and Neolubes Industria Lubrificantes Ltda (“Raízen”)
Relationship with the issuer	Cosan is a shareholder with significant influence in Vale. Raízen is a joint venture of Cosan and, consequently, is also a related party of Vale.
Transaction date	08/16/2024
Object of the contract	Sale of lubricants and specialty greases from Cosan and Raízen to Vale.
Duration of the contract’s object	07/01/2024 to 06/30/2027
Issuer’s contractual position	Debtor
Amount involved in the transaction	The contract does not provide for a fixed value or obligation of consumption by Vale. The actual acquisition of materials and formalization of the contracted volume is carried out through the issuance of Purchase Orders, on demand from Vale and accepted by the supplier for each supply, according to the flow agreed in the instrument itself. Considering this, the total estimated value for these contracts is approximately R$159.0 million, with R$95.3 million related to Cosan and R$63.7 million related to Raízen.
Existing outstanding balance	None related to this transaction.
Main terms and conditions

Obligations of Cosan and Raízen: To carry out the supply of materials in full compliance with the provisions of the contract in accordance with the technical specifications sent for validation during the competitive process, in strict compliance with the provisions of the applicable legislation, directly answering for their quality and suitability. There is no obligation of consumption by Vale.

Obligations of Vale: To make the payment for the purchase of materials, in accordance with the provisions of the contract.

Justification of the reasons why the issuer’s management considers that the transaction has met commuting conditions or provides for adequate compensatory payment	A competitive process was carried out which invited 15 suppliers and the awards were made based on each supplier's competitiveness and technical validations/homologations. In total, 11 suppliers will be contracted with a total value of R$277.9 million, among them, Cosan and Raízen, representing 34.3% and 22.9% of the total value contracted in the competition.
Eventual participation of the counterparty, its partners, or administrators in the issuer's decision-making process regarding the transaction or negotiation of the transaction as representatives of the issuer, describing these interests.	As part of the decision-making process, the transaction was carried out in strict compliance with the Related Party Transactions Policy and Conflict of Interest of the Company (“Policy”). The matter was deliberated by the Board of Directors, and, as established in the Policy, among other actions, once the conflict of interests of a member of the Board of Directors was identified, he did not receive any documentation or information pertinent to the subject nor did he participate in the discussions of such matter in Vale’s governance bodies, with the Director's abstention and absence being recorded in the minutes.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 27, 2024		Director of Investor Relations